February 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re: IntelGenx Technologies Corp. - Offering Statement on Form 1-A (File No. 024-12386)

Ladies and Gentlemen:

On behalf of IntelGenx Technologies Corp., we hereby request qualification of the Offering Statement on Form 1-A (File No. 024-12386), as amended (the "Offering Statement"). We respectfully request that the Offering Statement become effective as of 4:00pm, Eastern Time, on Friday, February 16, 2024, or as soon thereafter as is reasonably practicable.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

IntelGenx Technologies Corp.

/s/ Andre Godin
Name: Andre Godin
Title: Chief Financial Officer